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N E W S   R E L E A S E

TALISMAN ENERGY REPORTS RECORD HIGH

NATURAL GAS PRODUCTION AS DRILLING SUCCESS CONTINUES

IN THE ALBERTA FOOTHILLS

CALGARY, Alberta – April 24, 2003 – Talisman Energy Inc. has drilled six successful wells in its 2003 Alberta Foothills program, contributing to a new record for the Company’s North American natural gas production.

“Although the industry in aggregate is finding it difficult to stem production declines, Talisman’s strategic positioning in the Foothills and in the deeper parts of the Basin continue to provide reserves and production growth.  These results illustrate the potential rewards,” said Dr. Jim Buckee, President and Chief Executive Officer.  “We have established a North American natural gas production record for the Company of 870 mmcf/d, 6% above last year at this time.  Talisman’s realized North American natural gas prices have averaged about $8/mcf during the first quarter, more than double the level of a year ago.  In total, Talisman expects to spend approximately $1 billion on North America exploration and development this year, over 80% directed at natural gas opportunities.”

The Company has achieved a number of early drilling successes in its 2003 program at Monkman and the Alberta Foothills.  In the Alberta Foothills, Talisman’s natural gas production remains at near record levels, currently averaging between 125-130 mmcf/d, an increase of 9% from a year ago.  Talisman has participated in six successful natural gas wells, which have been drilled and tested:

Well	Talisman Working Interest %	Test Rate (gross mmcf/d)	Partners (%)
Talisman et al Bighorn 1-23-43-18W5	44.0	13.9	Devon Canada (32.0), Petro-Canada Oil & Gas (20.7), Husky Oil Operations Ltd. (3.3)
Suncor et al Brown Creek 14-17-44-17W5	42.9	8.0	Suncor Energy Inc. (55.5), Enermark Inc.(1.6)
Talisman et al HZ Reilly 8-33-42-17W5	45.6	14.2	Devon Canada (36.5), Petro-Canada Oil & Gas (14.3), Husky Oil Operations Ltd. (3.6)
PC et al HZ Lovett River 11-6-46-19W5	38.5	8.4	Petro-Canada Oil & Gas (59.4), Enermark Inc. (2.1)
Talisman et al Hz Voyager 9-24-45-19W5	41.8	12.5	Exxon Mobil Canada Energy (33.2), Petro-Canada Oil & Gas (25.0)
Talisman et al Stolberg 12-2-41-14W5	100.0	12.0

The first two wells are currently tied in and on production at a combined raw gas rate of approximately 15 mmcf/d.  The remaining four wells are in the process of being tied in.

Talisman has budgeted a record $132 million for the Alberta Foothills in 2003, including 23 wells (12.2 net).  This includes funds for compression, pipelines and facilities to alleviate infrastructure limitations in the region.  Activity is also at near record levels with five Talisman operated drilling rigs in the area.

Talisman is also addressing longer term infrastructure requirements with the Erith pipeline.  The first phase of this project has received regulatory approval and will be commissioned in the fourth quarter of 2003.  Upon completion of the second phase of the project, the pipeline will provide approximately 75 mmcf/d of raw gas capacity for area producers.

The Company’s production guidance for 2003 is unchanged at 395,000-415,000 boe/d.  Estimates for North America are 860-880 mmcf/d of natural gas and 58,000-60,000 bbls/d of oil and liquids.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and cash flows, business plans for drilling, exploration and production, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Algeria or Colombia); fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

08/03

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~